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                                               |      SEC FILE NUMBER         |
                                               |          0-23396             |
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                                               |        CUSIP NUMBER          |
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
             [X] Form 10-QSB    [ ] Form N-SAR

         For Period Ended: December 31, 1997
                           -----------------
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:_____________________________________

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| Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.|
|  Nothing in this form shall be construed to imply that the Commission has   |
|                 verified any information contained herein.                  |
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT  INFORMATION

Skyline Multimedia Entertainment, Inc.
-------------------------------------------------------------------------------
Full Name of Registrant


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Former Name if Applicable

350 Fifth Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10118
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City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


       [X]    |   (a)     The reasons described in reasonable detail in Part
              |           III of this form could not be eliminated without
              |           unreasonable effort or expense;
              |
       [X]    |   (b)     The subject annual report, or semi-annual report,
              |           transition report on Form 10-K, Form 20-F, Form
              |           11-K, Form N-SAR, or portion thereof, will be filed
              |           on or before the fifteenth calendar day following
              |           the prescribed due date; or the subject quarterly
              |           report or transition report on Form 10-Q, or portion
              |           thereof, will be filed on or before the fifth
              |           calendar day following the prescribed due date; and
              |
       [ ]    |   (c)     The accountant's statement or other exhibit required
              |           by Rule 12b-25(c) has been attached if applicable.


SEC 1344(8-89)                                  (Attach Extra Sheets if Needed)

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company is in the process of resolving certain events and providing additional disclosure with respect thereto, which events transpired subsequent to the end of the fiscal period and which will be disclosed in the Company's quarterly report on Form 10-QSB.


PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Neil S. Belloff, Esq.                (212)              969-3208
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         (Name)                            (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                    [X]  Yes          [ ]  No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X]  Yes          [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached explanation on Exhibit "A".
===============================================================================


                    Skyline Multimedia Entertainment, Inc.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   February  17, 1997              By:  /s/ Steven Schwartz
      -------------------------              ----------------------------------
                                             Steven Schwartz
                                             Executive Vice President-Finance
                                             Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


          Intentional misstatements or omissions of fact constitute
              Federal Criminal Violations (see 18 U.S.C. 1001).

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|                                                                             |
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SEC 1344(8-89)                                  (Attach Extra Sheets if Needed)

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.



SEC 1344(8-89)                                  (Attach Extra Sheets if Needed)

                                   EXHIBIT A


            SKYLINE MULTIMEDIA ENTERTAINMENT, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

                                               THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                   December 31                           December 31
                                             1997               1996               1997               1996
                                          -----------        -----------        -----------        -----------
Revenues:

Attraction sales                          $ 2,468,000        $ 1,392,000        $ 5,190,000        $ 2,966,000
Concession sales                              249,000            270,000            575,000            647,000
Sponsorship income                             88,000             87,000            176,000            173,000
                                          -----------        -----------        -----------        -----------
         Total Revenues                     2,805,000          1,749,000          5,941,000          3,786,000
                                          -----------        -----------        -----------        -----------

Operating Expenses:

Cost of merchandise sold                      166,000             97,000            291,000            230,000
Selling, general and administrative         3,474,000          2,144,000          6,146,000          3,462,000
Depreciation and amortization                 446,000            157,000            904,000            293,000
                                          -----------        -----------        -----------        -----------

         Total Operating
         Expenses                           4,086,000          2,398,000          7,341,000          3,985,000
                                          -----------        -----------        -----------        -----------

(Loss) from operations                     (1,281,000)          (649,000)        (1,400,000)          (199,000)
Net interest (expense) (Notes 6 and
7)                                           (206,000)           (72,000)          (426,000)           (74,000)
                                          -----------        -----------        -----------        -----------

(Loss) before provision for income
taxes                                      (1,487,000)          (721,000)        (1,826,000)          (273,000)

Income tax expense (Note 3)                         0             20,000                  0            164,000
Net deferred tax benefit (Note 3)                   0           (229,000)                 0           (824,000)
                                          -----------        -----------        -----------        -----------

Net income/(loss)                         $(1,487,000)       $  (512,000)       $(1,826,000)       $   387,000
                                          ===========        ===========        ===========        ===========
Basic earnings/(loss) per share           $      (.89)       $      (.29)       $     (1.09)       $       .22
                                          ===========        ===========        ===========        ===========
Diluted earnings/(loss) per share         $      (.89)       $      (.29)       $     (1.09)       $       .14
                                          ===========        ===========        ===========        ===========

Basic Weighted average number of
shares (excludes 670,000 escrow
shares and 1,090,909 preferred
shares)                                     1,675,000          1,785,000          1,675,000          1,785,000
                                          ===========        ===========        ===========        ===========

Diluted Weighted average number
of shares (excludes 670,000
escrow shares)                              1,675,000          1,785,000          1,675,000          2,876,000
                                          ===========        ===========        ===========        ===========

SEC 1344(8-89)                                  (Attach Extra Sheets if Needed)

Results of Operations

         Revenues. Revenues generated during the three and six months ended December 31, 1997 aggregated $2,805,000 and $5,941,000, respectively as compared to $1,749,000 and $3,786,000 respectively for the three and six months ended December 31, 1996. The increase in revenue for the three and six months ended December 31, 1997, from the prior year period is primarily due to the commencement of operations from the Company's XS New York facility, which accounted for total revenues of $1,382,000 and $2,645,000 during the three and six months ended December 31, 1997.

         Management expects to continue to supplement its primary revenue stream from ticket sales for New York Skyride and game revenue at XS New York by soliciting corporate sponsorships from a number of key consumer product companies. During both the three and six month periods ended December 31, 1997 the Company earned approximately $88,000 in sponsorship income as a result of monthly fees and capital improvements received from sponsors. Current agreements with the Company's three sponsors are expected to provide annual sponsorship fees aggregating approximately $1,300,000 during the five year duration of such agreements which commenced November 1994.

         Operating Expenses. Operating expenses incurred during the three and six months ended December 31, 1997, aggregated $4,086,000 and $7,341,000 compared to $2,398,000 and $3,985,000 for the three and six months ended December 31, 1996. The increase is due in part to an increase in overhead at the New York Skyride from $1,301,000 and $2,742,000 for the three and six months ended December 31, 1996, to approximately $1,460,000 and $3,309,000 for the three and six months ended December 31, 1997. Additionally, due to the opening of the Company's new attraction at Times Square there were additional operating expenses of $1,440,000 for the three months ended December 31, 1997. Additionally, as a result of defaults on the Woodfield Mall lease, the Company incurred expenses during the quarter ended December 31, 1997 relating to this facility aggregating approximately $660,000. These costs included rent accrued during the period as well as the write-off of all assets acquired relating to the facility. Also, included in operating expenses during the quarter ended December 31, 1997 is approximately $120,000 relating to the proposed warrant exchange offer, which was terminated on November 4, 1997, and approximately $80,000 in accrued rental expense relating to the additional space in the Empire State Building.

         Net Income/(Loss) and Earnings/(Loss) Per Share. Basic and diluted net income/(loss) and earnings/(loss) per share available to common stockholders before deferred taxes were ($1,487,000) and ($.89) and ($1,826,000) and ($1.09) for the three and six months ended December 31, 1997 as compared to ($741,000) and ($.42) and (437,000) and ($.24) for the three and six months ended December 31, 1996. The net loss for the quarter ended December 31, 1997 included a loss of approximately ($563,000) related to XS New York (see "Operating Expenses" above), a loss of approximately ($248,000) from New York Skyride, and a loss of approximately ($676,000) related to certain start-up costs and writeoffs in connection with the Company's Woodfield Mall and proposed Australia sites. During the quarter ended December 31, 1996, New York Skyride operations generated income of approximately $60,000 with $229,000 in deferred tax benefit realized, offset, in part, by start-up costs of approximately $550,000 related to XS New York.

         As a result of operating loss carryforwards from prior years, the Company recognized a net deferred tax benefit of $229,000 or $.13 per share, during the quarter ended December 31, 1996 which was offset by a provision for certain state and local income taxes of ($20,000) or ($.01) per share. During the quarter ended December 31, 1997 there was a provision for certain state and local taxes on capital aggregating $12,000 with no benefit recognized for net operating loss carryforwards.

         Working Capital. Working capital (deficiency) at December 31, 1997, was approximately ($4,920,000) compared to a working capital (deficiency) of approximately ($182,000) at December 31, 1996. The reduction in working capital is primarily the result of the XS New York buildout of approximately $7,724,000, the operating loss incurred during the past six month period of ($1,826,000), deferred project, leasing and financing costs aggregating $932,000 related to the Company's capital investments in XS New York and Sidney Skyride and costs associated with the Company's stock buy-back program of $601,000.

SEC 1344(8-89)                                  (Attach Extra Sheets if Needed)